Exhibit 99.1

Futu Announces First Quarter 2022 Unaudited Financial Results

HONG KONG, June 6, 2022 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Operational Highlights

●	Total number of paying clients[1] increased 67.9% year-over-year to 1,326,163 as of March 31, 2022.

●	Total number of registered clients[2] increased 48.7% year-over-year to 2,910,995 as of March 31, 2022.

●	Total number of users[3] increased 27.1% year-over-year to 18.1 million as of March 31, 2022.

●	Total client assets declined 16.5% year-over-year to HK$386.0 billion as of March 31, 2022.

●	Daily average client assets were HK$388.2 billion in the first quarter of 2022, an increase of 0.9% from the same period in 2021.

●	Total trading volume in the first quarter of 2022 declined 41.0% year-over-year to HK$1.3 trillion, in which trading volume for US stocks was HK$848.3 billion, trading volume for Hong Kong stocks was HK$447.8 billion, and trading volume for stocks under the Stock Connect was HK$27.6 billion.

●	Daily average revenue trades (DARTs)[4] in the first quarter of 2022 declined 34.0% year-over-year to 595,992.

●	Margin financing and securities lending balance declined 6.8% year-over-year to HK$25.5 billion as of March 31, 2022.

First Quarter 2022 Financial Highlights

●	Total revenues decreased 25.6% year-over-year to HK$1,641.0 million (US$209.5 million).

●	Total gross profit decreased 19.8% year-over-year to HK$1,413.0 million (US$180.4 million).

●	Net income decreased 50.8% year-over-year to HK$571.8 million (US$73.0 million).

●	Non-GAAP adjusted net income[5] decreased 47.2% year-over-year to HK$622.2 million (US$79.4 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “As of quarter end, total paying clients surpassed 1.3 million, representing a 67.9% growth year-over-year. During our fourth quarter 2021 earnings call, we guided for 200 thousand net new paying clients in 2022. In the first quarter, we added approximately 82 thousand paying clients and we are confident to deliver on our prior guidance. Over 80% of the new paying clients in the past quarter were from Hong Kong and other overseas markets, and organic growth contributed to over 50% of new paying clients for the ninth consecutive quarter. Client acquisition in Hong Kong accelerated on the back of increasing market consolidation as a number of small-and-medium-sized brokers suffered from muted client engagement. Quarterly paying client retention rate bounced back to over 98% as the negative impact from the headline news on client sentiment is largely behind us.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Total client assets declined 16.5% year-over-year and 5.3% quarter-over-quarter to HK$386.0 billion due to sharp mark-to-market losses of our clients’ holdings. However, we are encouraged to see the highest net asset inflow since the first quarter of 2021. Total client assets in Singapore continued to climb 15.1% sequentially despite market headwinds, thanks to inflow of higher-quality clients and robust net asset inflow across client cohorts. Meanwhile, market correction weighed on margin financing balance, though partially offset by increased securities lending activities.”

“Total trading volume was HK$1.3 trillion, up 8.2% quarter-over-quarter. U.S. and Hong Kong stock trading volumes were HK$848.3 billion and HK$447.8 billion, up 9.2% and 11.1% sequentially. We saw higher trading turnover in China new economy companies and leveraged and inverse ETFs as clients seized trading opportunities amid heightened market volatility. In the first quarter, we continued to enrich our trading product offerings across markets. We launched VIX futures in Hong Kong, two new types of algo order for accredited investors in Singapore, as well as U.S. and Australian stocks and ETPs in Australia.”

“Total client assets in wealth management were HK$20.9 billion, representing a 59.1% growth year-over-year and 11.1% growth quarter-over-quarter. Client assets in bonds increased by 55.5% sequentially. In the first quarter, BNY Mellon Investment Management and E Fund (HK) offered model portfolio services on our platform to provide diversified asset allocation strategies. In Singapore, we continued to expand partnerships and fund offerings, including money market funds and dividend funds. As of quarter end, over 13% of our paying clients held wealth management positions.”

“Futu I&E had 258 IPO and IR clients as well as 459 ESOP clients as of quarter end, up 69.7% and 129.5% year-over-year. During the quarter, we expanded our enterprise service footprint in Singapore by participating in several high-profile ETF IOPs.”

First Quarter 2022 Financial Results

Revenues

Total revenues were HK$1,641.0 million (US$209.5 million), a decrease of 25.6% from HK$2,204.6 million in the first quarter of 2021.

Brokerage commission and handling charge income was HK$967.5 million (US$123.5 million), a decrease of 27.0% from the first quarter of 2021. Trading volume declined 41.0% from the high base in the year-ago quarter when market peaked, but was partially offset by an increase in the blended commission rate from 5.9bps to 7.3bps.

Interest income was HK$575.2 million (US$73.4 million), a decrease of 12.7% from the first quarter of 2021. The decrease was mainly due to lower interest income from securities borrowing and lending business as well as lower IPO financing interest income.

Other income was HK$98.3 million (US$12.6 million), a decrease of 55.5% from the first quarter of 2021. The decrease was primarily due to lower IPO financing service charge income, currency exchange service income and underwriting fee income.

Costs

Total costs were HK$228.0 million (US$29.1 million), a decrease of 48.6% from HK$443.2 million in the first quarter of 2021.

Brokerage commission and handling charge expenses were HK$96.0 million (US$12.3 million), a decrease of 55.1% from the first quarter of 2021. Brokerage commission expenses declined by a wider margin than brokerage commission income primarily due to an upgraded service package with our U.S. clearing house.

Interest expenses were HK$39.2 million (US$5.0 million), a decrease of 76.6% from the first quarter of 2021. The decrease was due to lower margin and IPO financing interest expenses and lower interest expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$92.7 million (US$11.8 million), an increase of 49.8% from the first quarter of 2021. The increase was primarily due to higher cloud service fees to support overseas market expansion and process a higher number of concurrent trades.

Gross Profit

Total gross profit was HK$1,413.0 million (US$180.4 million), a decrease of 19.8% from HK$1,761.4 million in the first quarter of 2021. Gross margin was 86.1%, as compared to 79.9% in the first quarter of 2021.

Operating Expenses

Total operating expenses were HK$748.3 million (US$95.5 million), an increase of 52.8% from HK$489.8 million in the first quarter of 2021.

Research and development expenses were HK$282.4 million (US$36.1 million), an increase of 105.5% from the first quarter of 2021. The rise was primarily due to an increase in research and development headcount to build U.S. clearing capabilities and support new product offerings in existing and new markets.

Selling and marketing expenses were HK$288.1 million (US$36.8 million), an increase of 4.9% from HK$274.6 million in the first quarter of 2021. Higher expenses from an increase in selling and marketing personnel were largely offset by lower marketing spending amid dampened market sentiments.

General and administrative expenses were HK$177.7 million (US$22.7 million), an increase of 128.4% from the first quarter of 2021. The increase was primarily due to an increase in general and administrative personnel.

Net Income

Net income decreased by 50.8% to HK$571.8 million (US$73.0 million) from HK$1,162.3 million in the first quarter of 2021. The decrease was mainly due to lower topline and operating deleverage. Net income margin for the first quarter of 2022 was 34.8%, as compared to 52.7% in the year-ago quarter.

Non-GAAP adjusted net income decreased by 47.2% to HK$622.2 million (US$79.4 million) from the first quarter of 2021. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$3.88 (US$0.50), compared with HK$8.17 in the first quarter of 2021. Diluted net income per ADS was HK$3.85 (US$0.49), compared with HK$8.02 in the first quarter of 2021. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Monday, June 6, 2022, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link http://apac.directeventreg.com/registration/event/8178914. It will automatically lead to the registration page of "Futu Holdings Ltd First Quarter 2022 Earnings Conference Call", where details for RSVP are needed. When requested to submit a participant conference ID, please enter the number "8178914".

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers, Direct Event passcodes and unique registrant IDs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

A telephone replay will be available after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, June 14, 2022. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Hong Kong:	+852-3051-2780
Passcode:	8178914

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitalized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platforms, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company's primary fee-generating services include trade execution – which allows its clients to trade securities, such as stocks, ETFs, warrants, options and futures across different markets – as well as margin financing and securities lending. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8325 to US$1.00, the noon buying rate in effect on March 31, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of March 31
	2021	2022	2022
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	4,555,096	5,923,068	756,217
Cash held on behalf of clients	54,734,351	59,390,361	7,582,555
Restricted cash	2,065	2,146	274
Short-term investments	1,169,741	1,566,182	199,959
Securities purchased under agreements to resell	106,203	103,214	13,178
Loans and advances (net of allowance of HK$12,258 thousand and HK$20,579 thousand as of December 31, 2021 and March 31, 2022, respectively)	29,587,306	24,704,507	3,154,102
Receivables:
Clients	469,577	1,069,862	136,593
Brokers	7,893,927	9,023,071	1,152,004
Clearing organization	1,961,121	1,826,126	233,147
Fund management companies and fund distributors	72,340	91,020	11,621
Interest	50,829	58,324	7,446
Prepaid assets	18,306	20,450	2,611
Other current assets	81,594	87,907	11,223
Total current assets	100,702,456	103,866,238	13,260,930

Operating lease right-of-use assets	243,859	226,301	28,893
Long-term investments	23,394	23,483	2,998
Other non-current assets	568,805	1,074,979	137,246
Total non-current assets	836,058	1,324,763	169,137
Total assets	101,538,514	105,191,001	13,430,067

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of March 31
	2021	2022	2022
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	87,459	99,690	12,728
Payables:
Clients	59,127,439	65,589,256	8,373,987
Brokers	7,599,233	12,115,427	1,546,815
Clearing organization	393,782	603,739	77,081
Fund management companies and fund distributors	56,690	47,835	6,107
Interest	15,359	11,859	1,514
Borrowings	6,357,405	3,732,990	476,603
Securities sold under agreements to repurchase	4,467,861	1,056,713	134,914
Lease liabilities - current	96,860	92,026	11,749
Accrued expenses and other current liabilities	2,176,213	1,329,363	169,723
Total current liabilities	80,378,301	84,678,898	10,811,221

Lease liabilities - non-current	163,719	149,997	19,151
Other non-current liabilities	10,935	9,580	1,223
Total non-current liabilities	174,654	159,577	20,374
Total liabilities	80,552,955	84,838,475	10,831,595

SHAREHOLDERS’ EQUITY
Class A ordinary shares	58	58	7
Class B ordinary shares	38	38	5
Additional paid-in capital	17,935,752	17,991,410	2,297,020
Treasury Stock	(1,178,755)	(2,483,575)	(317,086)
Accumulated other comprehensive income	75,994	120,283	15,357
Retained earnings	4,152,472	4,724,312	603,169
Total shareholders' equity	20,985,559	20,352,526	2,598,472
Total liabilities and shareholders' equity	101,538,514	105,191,001	13,430,067

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	1,324,941	967,466	123,519
Interest income	658,605	575,222	73,440
Other income	221,057	98,316	12,552
Total revenues	2,204,603	1,641,004	209,511
Costs
Brokerage commission and handling charge expenses	(213,837)	(95,989)	(12,255)
Interest expenses	(167,467)	(39,225)	(5,008)
Processing and servicing costs	(61,858)	(92,741)	(11,841)
Total costs	(443,162)	(227,955)	(29,104)
Total gross profit	1,761,441	1,413,049	180,407

Operating expenses
Research and development expenses	(137,382)	(282,449)	(36,061)
Selling and marketing expenses	(274,610)	(288,145)	(36,788)
General and administrative expenses	(77,830)	(177,742)	(22,693)
Total operating expenses	(489,822)	(748,336)	(95,542)

Others, net	6,281	(20,325)	(2,595)

Income before income tax expense	1,277,900	644,388	82,270

Income tax expense	(115,601)	(72,548)	(9,262)

Net income	1,162,299	571,840	73,008

Net income attributable to ordinary shareholders of the Company	1,162,299	571,840	73,008

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	1.02	0.49	0.06
Diluted	1.00	0.48	0.06

Net income per ADS
Basic	8.17	3.88	0.50
Diluted	8.02	3.85	0.49

Weighted average number of ordinary shares used in computing net income per share
Basic	1,138,653,343	1,178,742,697	1,178,742,697
Diluted	1,159,844,967	1,189,523,422	1,189,523,422

Net income	1,162,299	571,840	73,008
Other comprehensive income, net of Tax
Foreign currency translation adjustment	(6,492)	44,289	5,655
Total comprehensive income	1,155,807	616,129	78,663

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	HK$	HK$	US$
Net income	1,162,299	571,840	73,008
Add: Share-based compensation expenses	16,873	50,388	6,433
Adjusted net income	1,179,172	622,228	79,441

Non-GAAP to GAAP reconciling items have no income tax effect.